Exhibit 99.h.ix

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated November 1, 2020, between AGF Investments Trust (the “Trust”), on behalf of the series of the Trust set forth on Schedule A (each a “Fund” and, collectively the “Funds”), and AGF Investments America Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the adviser of each of the Funds pursuant to an Investment Advisory Agreement (the “Investment Advisory Agreement”) between the Trust, on behalf of the Funds, and the Adviser; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds (the “Expense Limitation Agreement”); and

NOW, THEREFORE, the Trust and the Adviser hereby agree, with respect to each Fund, as follows:

1.	With respect to the share classes of the Fund identified on Schedule A (each a “Class” and collectively, “Classes”), the Adviser hereby agrees to waive current payment of fees and/or reimburse expenses of each Class (excluding interest, taxes, brokerage commissions and other expenses that are capitalized in accordance with generally accepted accounting principles, dividend, interest and brokerage expenses for short positions, acquired fund fees and expenses, and extraordinary expenses of the Fund) so that the net annual fund operating expenses (“Operating Expenses”) of each Class are limited to an annual rate (as a percentage of the Class’s average daily net assets) as set forth on Schedule A (“Expense Limit”).

2.	If on any day, the estimated annualized Operating Expenses of a Class as of that day or month are less than the applicable Expense Limit as of that day, the Adviser shall be entitled to recoup from the Fund, from the assets attributable to such Class, any fees waived and expenses reimbursed made by the Adviser pursuant to Section 1 hereof over the previous thirty-six (36) months (the “Recoupment Amount”), provided that:

a.	Such Recoupment Amount does not cause the Operating Expenses of the Class to exceed: (i) the Expense Limit in effect at the time the fees were originally waived or expenses reimbursed by the Adviser pursuant to Section 1 hereof; or (ii) the Expense Limit in place at the time a payment is made to the Adviser pursuant to this Section 2.

b.	Such Recoupment Amount will not include any amounts previously recouped by the Adviser with respect to the Class.

c.	Any amounts paid by the Fund to the Adviser under this Section 2 shall not include any additional charges or fees, such as interest on the Recoupment Amount.

d.	Recoupment Amounts paid by the Fund with respect to the Class shall be allocated to the oldest fee waiver or expense reimbursement made by the Adviser pursuant to Section 1 hereof during the preceding thirty-six (36) month period until fully paid and thereafter to the next oldest such waiver or expense reimbursement made by the Adviser pursuant to Section 1 hereof, and so on.

3.	Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Expense Limitation Agreement shall be allocated among the Classes in accordance with the terms of the Fund’s multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 and in a manner consistent with that Rule.

4.

The Adviser shall look only to the assets attributable to the respective Fund and its Classes for performance of this Expense Limitation Agreement and for payment of any claim the Adviser may have hereunder, and no other series of the Trust or any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

5.

Notwithstanding any other terms in this Expense Limitation Agreement, in order to prevent shareholders from incurring duplicative management fees, the Adviser will reduce its management fee charged to a Fund equal to the amount of any acquired fund fees and expenses attributable to the management fee paid to the Adviser (or an affiliated person of the Adviser) by an acquired fund in which the Fund invests; and any management fees waived pursuant to this Section 5 shall not be subject to recoupment pursuant to Section 2.

6.

This Expense Limitation Agreement is made and to be performed principally in the Commonwealth of Massachusetts, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Expense Limitation Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware. Any amendment to this Expense Limitation Agreement shall be, subject to the approval or, in connection with lowering the Expense Limit, ratification by the Board of Trustees of the Fund, in writing and signed by the parties hereto.

7.	This Expense Limitation Agreement shall be in effect for an initial term of three (3) years and renew automatically for one-year terms thereafter unless the Adviser provides at least 120 days’ written notice to the Board of Trustees of the Fund of termination prior to the start of the next term.

8.	This Expense Limitation Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, on behalf of the Fund. This Expense Limitation Agreement, as it relates to a Fund and its Classes, will terminate automatically if the Advisory Agreement with respect to such Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.

9.	This Agreement supersedes and terminates any prior Expense Limitation Agreement entered into among the Funds and the Adviser.

IN WITNESS WHEREOF, the parties hereto have executed this Expense Limitation Agreement.

AGF Investments Trust

By:	/s/ William H. DeRoche, Jr.
Name:	William H. DeRoche, Jr.
Title	President, AGF Investments Trust

AGF Investments America Inc.

By:	/s/ Judy Goldring
Name:	Judy Goldring
Title:	Director

By:	/s/ Mark Adams
Name:	Mark Adams
Title	Corporate Secretary

EXPENSE LIMITATION AGREEMENT

SCHEDULE A

Dated November 1, 2020

Fund and Share Class	Expense Limit (as percentage of the Class’s average daily net assets)	Effective Date	Automatic Renewal Date
AGF Emerging Markets Equity Fund
Class I	0.95%	November 1, 2020	Three (3) years after the Effective Date, and every 12 months thereafter
Class R6	0.95%	November 1, 2020	Three (3) years after the Effective Date, and every 12 months thereafter
AGF Global Sustainable Growth Equity Fund
Class I	0.80%	November 1, 2020	Three (3) years after the Effective Date, and every 12 months thereafter
Class R6	0.80%	November 1, 2020	Three (3) years after the Effective Date, and every 12 months thereafter